UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $ 0.001 per share

(Title of Class of Securities)

8807L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ipsen, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8,924,625
8. Shared Voting Power

28,138,266
9. Sole Dispositive Power

8,924,625
10. Shared Dispositive Power

12,527,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,062,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

61.9%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Suraypharm S.A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

France

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

12,527,245
8. Shared Voting Power

15,611,021
9. Sole Dispositive Power

12,527,245
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,138,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

46.5%
14.	Type of Reporting Person (See Instructions)

CO

This Amendment No. 2 amends and updates Schedule 13D (Schedule 13 D) dated July 18, 2006 and amended October 13, 2006 filed by Ipsen, S.A. and Suraypharm S.A.S. with respect to the shares of the common stock of Tercica, Inc., a Delaware corporation, par value $ 0.001 per share. This amendment is being filed to update Ipsen’s position following the purchase of additional shares. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D as filed July 18,2006.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	As of the date hereof, Ipsen may be deemed to beneficially own an aggregate of 37,062,891 shares of Common Stock of the Company, 3,439,340 and 4,966,184 of which are the aggregate number of shares of Common Stock of the Company that Ipsen has a right to acquire pursuant to the First Convertible Note and the Warrant, respectively, and 519,101 of which were purchased on July 30, 2007 in a transaction with the Company described in the Form 8-K filed by the Company on July 31, 2007. Ipsen has sole voting and dispositive power over these shares of Common Stock of the Company that it has a right to acquire under the First Convertible Note and the Warrant. Because Suraypharm is a subsidiary of Ipsen, Ipsen may also be deemed to share voting and dispositive power over the 12,527,245 shares of Common Stock of the Company owned by Suraypharm.

As of the date hereof, Suraypharm beneficially owns an aggregate of 27,846,266 shares of Common Stock of the Company. These beneficially owned shares include 12,527,245 shares of Common Stock of the Company purchased at the First Closing over which Suraypharm has sole dispositive power.

The Issuer has informed Ipsen that as of June 30, 2007, there were 50,213,508 issued and outstanding shares of Common Stock of the Company, to which we have added for purposes of calculating the beneficial ownership percentages the shares issued by the Company on July 30, 2007 to Ipsen and Genentech, Inc. as well as the shares issuable upon exercise/conversion of the First Convertible Note and the Warrant that are included in Ipsen’s beneficial ownership.

Of the aggregate number of shares of Common Stock of the Company reported above, Ipsen and Suraypharm may also be deemed to beneficially own and share voting power over 15,611,021 as a result of the Voting Agreements, constituting approximately 26.1 % of the shares of Common Stock of the Company as calculated in the preceding paragraph; each of Ipsen and Suraypharm expressly disclaims beneficial ownership of any shares of Common Stock of the Company that are covered by the Voting Agreements.

The aggregate number of shares of Common Stock of the Company that may be beneficially owned by Ipsen and Suraypharm (including the disclaimed shares subject to the voting agreements) constitute approximately 61.9% and 46.5%, respectively, of the Company’s outstanding stock as calculated above.

(c)	On October 13, 2006, Suraypharm purchased the Shares, and Ipsen purchased the First Convertible Note and the Warrant, pursuant to the Purchase Agreement. On July 30, 2007, Ipsen purchased an additional 519,101 shares of Common Stock of the Company pursuant to the exercise of preemptive rights in the Affiliation Agreement; the purchase is described in the Company’s 8-K filed July 31, 2007. Except as described herein, each Reporting Person has not effected any transaction in the shares of Common Stock of the Company reported as beneficially owned by the Reporting Persons since the date of Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 3, 2007

Signed by

For and on behalf of

IPSEN S.A.

By:	/s/ Raymond de Thezan
Name:	Raymond de Thezan
Title:	Secretary

Signed by

For and on behalf of

SURAYPHARM S.A.S

By:	/s/ Raymond de Thezan
Name:	Raymond de Thezan
Title:	Secretary